UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 2)

Under the Securities Exchange Act of 1934

Cedar Realty Trust, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

150602209

(CUSIP Number)

Eric Shahinian

Camac Partners, LLC

350 Park Avenue, 13th Floor

New York, NY 10022

914-629-8496

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

02/26/2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS

Camac Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

700,537

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

700,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS

Camac Capital, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

700,537

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

700,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS

Camac Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

700,537

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

700,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS

Eric Shahinian

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

700,537

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

700,537

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

700,537

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.2%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS

Larry E. Jennings, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS

Daniel Katz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS

Eric Ray

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS

Richard H. Ross

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS

Sharon Stern

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

0

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

0

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.0%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

1	NAMES OF REPORTING PERSONS

Archer G. Stevenson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

[ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER

45,454

	8	SHARED VOTING POWER

0

	9	SOLE DISPOSITIVE POWER

45,454

	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

45,454

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

* Percentage calculated based on 13,569,329 shares of common stock, par value $0.06 per share, outstanding as of February 1, 2021, as reported in the Form 10-K for the year ended December 31, 2020, of Cedar Realty Trust, Inc.

EXPLANATORY NOTE

This Amendment No. 2 (this “Amendment”) amends, supplements and restates in its entirety the Schedule 13D filed on November 9, 2020, as amended by the Amendment No.1 to Schedule 13D filed on February 2, 2021 (the “Schedule 13D”), by the Reporting Persons relating to the Common Stock of the Issuer (as such terms are defined below).

Item 1. Security and Issuer

This statement on Schedule 13D (this “Statement”) is filed with the Securities and Exchange Commission by the Reporting Persons with respect to the common stock, par value $0.06 per share (the “Common Stock”), of Cedar Realty Trust, Inc. (the “Issuer”). The principal executive office address of the Issuer is 44 South Bayles Avenue, Port Washington, NY 11050.

Item 2. Identity and Background

(a)	This Statement is filed by:

(i)	Camac Partners, LLC, a Delaware limited liability company (“Camac Partners”), who serves as the investment manager of Camac Fund (as defined below);

(ii)	Camac Capital, LLC, a Delaware limited liability company (“Camac Capital”), who serves as the general partner of Camac Fund;

(iii)	Camac Fund, LP, a Delaware limited partnership (“Camac Fund”);

(iv)	Eric Shahinian, as the managing member of Camac Partners and a nominee for the Board of Directors of the Issuer (the “Board”);

(v)	Larry E. Jennings, Jr., as a nominee for the Board;

(vi)	Daniel Katz, as a nominee for the Board;

(vii)	Eric Ray, as a nominee for the Board;

(viii)	Richard H. Ross, as a nominee for the Board;

(ix)	Sharon Stern, as a nominee for the Board; and

(x)	Archer G. Stevenson, as a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Camac Partners, Camac Capital, Camac Fund and Mr. Shahinian are referred to collectively as “Camac.” Each of the Reporting Persons is party to the Joint Filing and Solicitation Agreement, as further described in Item 4 and filed as an exhibit to this Statement. Accordingly, the Reporting Persons are making a joint filing.

(b)	The address of the principal office of Camac Partners, Camac Capital, Camac Fund and Mr. Shahinian is c/o Camac Partners, LLC, 350 Park Avenue, 13th Floor, New York, NY 10022. The business address of Mr. Jennings is c/o ValStone Partners, 300 West Pratt Street, Suite 375, Baltimore, Maryland 21201. The business address of Mr. Katz is c/o KPR, 254 West 31st Street, 4th Floor, New York, New York 10001. The business address of Mr. Ray is c/o Sunrise Affordable Housing Group, 214 Brazilian Avenue, Palm Beach, Florida 33480. The business address of Mr. Ross is c/o Quinn Residences, 3348 Peachtree Road NE, Suite 1460, Atlanta, Georgia 30326. The business address of Ms. Stern is c/o Eastmore Management, 3616 Durocher #103, Montreal, Quebec, Canada H2X 2E8. The business address of Mr. Stevenson is c/o Principal Real Assets, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario, Canada M5L 1B9.

(c)	The principal business of Camac Fund is investing in securities. Camac Partners is the investment manager of Camac Fund. Camac Capital is the general partner of Camac Fund and Camac Partners. The principal occupation of Mr. Shahinian is serving as the manager of Camac Capital and the managing member of Camac Partners. The principal occupation of Mr. Jennings is serving as the manager of ValStone Partners, a private equity firmed focused on real estate debt. The principal occupation of Mr. Katz is serving as the managing partner of KPR (formerly Katz Properties), which owns a premium portfolio of grocery anchored shopping centers in the high-density Northeast, Mid-Atlantic, and south Florida markets. The principal occupation of Mr. Ray is principal at Sunrise Affordable Housing Group, an investor in the development of affordable rental housing. The principal occupation of Mr. Ross is serving as the president and chief financial officer of Quinn Residences, a real estate operating company focused on acquiring, developing and operating well-located, purpose-built, single-family rental homes located primarily in the southeastern United States. The principal occupation of Ms. Stern is serving as the president of Eastmore Management and Metro Investments, two organizations focused on the acquisition, development and management of multi-residential and commercial properties in the downtown core of Montreal. The principal occupation of Mr. Stevenson is serving as a partner at Principal Real Assets, an investment management firm that specializes in long-duration investments.

(d)	During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Camac Partners, Camac Capital and Camac Fund are organized under the laws of Delaware. Mr. Shahinian is a citizen of the United States of America. Mr. Jennings is a citizen of the United States of America. Mr. Katz is a citizen of the United States of America. Mr. Ray is a citizen of Canada. Mr. Ross is a citizen of the United States of America. Ms. Stern is a citizen of Canada. Mr. Stevenson is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

The shares of Common Stock purchased by Camac Fund were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 700,537 shares of Common Stock beneficially owned by Camac Fund is approximately $4,300,421, including brokerage commissions. The aggregate purchase price of the 45,454 shares of Common Stock beneficially owned by Mr. Stevenson is approximately $279,761, including brokerage commissions.

Item 4. Purpose of Transaction

The Reporting Persons purchased the securities of the Issuer based on the Reporting Persons’ belief that such securities, when purchased, were significantly undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Persons may endeavor to (i) increase or decrease their respective positions in the Issuer through, among other things, the purchase or sale of securities of the Issuer on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable and/or (ii) enter into transactions that increase or hedge their economic exposure to the securities of the Issuer without affecting their beneficial ownership of any shares of Common Stock.

No Reporting Person has any present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed herein. The Reporting Persons intend to review their investments in the Issuer on a periodic basis and may from time to time engage in communications and discussions with management and the Board, other stockholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such review and discussions may materially affect, and result in, among other things, the Reporting Persons (i) modifying their ownership of the Common Stock; (ii) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (iii) proposing changes in the Issuer’s operations, governance or capitalization; (iv) pursuing a transaction that would result in the Reporting Persons’ acquisition of all or a controlling interest in the Issuer; or (v) pursuing one or more of the other actions described in set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Initially, such discussions are expected to involve the Issuer’s business plan, G&A levels, other expenditures and corporate governance, as well as the composition of the Board and the compensation levels of management and the Board.

The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

The Reporting Persons believe that substantial and immediate change is needed at the Issuer. In support of this belief, on February 26, 2021, the Reporting Persons submitted a nomination notice to the Issuer (“Nomination Notice”) nominating seven individuals, Larry E. Jennings, Jr., Daniel Katz, Eric Ray, Richard H. Ross, Eric Shahinian, Sharon Stern and Archer G. Stevenson (the “Nominees”) for election to the Board at the Issuer’s 2021 annual meeting of the stockholders of the Issuer (“Annual Meeting”). The Nomination Notice discloses the Reporting Person’s intent to solicit proxies from the stockholders of the Issuer to elect the Nominees. The Nomination Notice also includes a proposal concerning the repeal of any provision or amendment to the Issuer’s By-laws adopted by the Board without stockholder approval after October 27, 2020 (which is the date of the last publicly available amendment to the Issuer’s By-laws). The press release issued by Camac Partners regarding the foregoing is attached as Exhibit 1 and is incorporated by reference.

On February 26, 2021, the Reporting Persons entered into a Joint Filing and Solicitation Agreement (the “Joint Filing and Solicitation Agreement”) in which, among other things, the Reporting Persons agreed to (1) the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company; and (2) form a “group” for the purpose of, among other things, soliciting proxies or consents at one or more annual or special meetings of the stockholders of the Issuer. The foregoing description of the Joint Filing and Solicitation Agreement is qualified in its entirety by reference to the Joint Filing and Solicitation Agreement, which is attached as Exhibit 2 and is incorporated by reference. Ms. Stern and Messrs. Jennings, Katz, Ray, Ross and Stevenson have entered into powers of attorney with Camac for certain limited purposes. The powers of attorney are attached as Exhibit 3 and incorporated by reference.

Camac intends to engage in discussions with the Board and the Issuer’s management regarding representation on the Board for Camac and the composition of the Board generally.

Item 5. Interest in Securities of the Issuer

(a) and (b) The responses of the Reporting Persons to rows 7, 8, 9, 10, 11 and 13 on the cover pages of this Statement are incorporated by reference. As of 4:00 p.m., Eastern time, on March 1, 2021, (1) Camac beneficially owned 700,537 shares of Common Stock, representing approximately 5.2% of the outstanding shares of Common Stock; (2) Mr. Stevenson beneficially owned 45,454 shares of Common Stock, representing approximately 0.3% of the outstanding shares of Common Stock; and (3) no other Reporting Person beneficially owned shares of Common Stock.

Camac Capital, as the general partner of Camac Fund, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Camac Capital disclaims beneficial ownership of such shares for all other purposes.

Camac Partners, as the investment manager of Camac Fund, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Camac Partners disclaims beneficial ownership of such shares for all other purposes.

Mr. Shahinian, as the managing member of Camac Partners, may be deemed to have the power to direct the voting and disposition of the shares of Common Stock beneficially owned by Camac Fund, and may be deemed to be the indirect beneficial owner of such shares. Mr. Shahinian disclaims beneficial ownership of such shares for all other purposes.

To the knowledge of each of the Reporting Persons, other than as set forth above, none of the persons named in Item 2 is the beneficial owner of any shares of Common Stock.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed to be the beneficial owner of the shares of Common Stock directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such shares except to the extent of his or its pecuniary interest therein.

(c) Except as set forth in Schedule A, none of the Reporting Persons has effected any transactions in the Common Stock in the 60 days prior to the date of this Statement.

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Statement, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

Exhibit 1	Press Release, dated March 1, 2021.
Exhibit 2	Joint Filing and Solicitation Agreement.
Exhibit 3	Powers of Attorney.
Exhibit 4	Unlocking Value Presentation: Unlocking Value in Cedar Realty Trust (incorporated by reference to Exhibit 99.2 to Amendment No.1 to the Schedule 13D filed by the Reporting Person on February 2, 2021)

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: March 1, 2021

Camac Partners, LLC
By: Camac Capital, LLC, its general partner

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member of the GP

Camac Capital, LLC

By:	/s/ Eric Shahinian
Eric Shahinian
Managing Member

By:	/s/ Eric Shahinian
Eric Shahinian

Camac Fund, LP
By: Camac Capital, LLC, its general partner

By:	/s/ Eric Shahinian
Name: Eric Shahinian
Title: Managing Member of the GP

Eric Shahinian

/s/ Eric Shahinian
Individually and as attorney-in-fact for Larry E. Jennings, Jr., Daniel Katz, Eric Ray, Richard H. Ross, Sharon Stern and Archer G. Stevenson

SCHEDULE A

Transactions in the Shares by the Reporting Persons During the Past 60 Days

The following table sets forth all transactions with respect to the Common Stock effected in the last 60 days by or on behalf of the Reporting Persons, inclusive of any transactions effected through 4:00 p.m., Eastern time, on March 1, 2021. Unless otherwise indicated, all such transactions were effected in the open market.

Date of	Shares of Common Stock	Price Per
Purchase	Purchased / (Sold)	Share ($)
	CAMAC FUND, LP

2/5/21	593	11.8500
2/4/21	37,000	11.9661